Exhibit 4.4
DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

This description of the general terms and provisions of our common stock, par value $0.01 per share and our 9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of our charter, as amended or amended and restated from time to time, and the Articles Supplementary designating the Series C Preferred Stock, our third amended and restated bylaws and Maryland law. Throughout this exhibit, references to “we,” “our,” and “us” refer to Rithm Property Trust Inc.

Authorized Capital Stock

Our authorized capital stock consists of:

•125,000,000 shares of common stock, par value $0.01 per share; and
•25,000,000 shares of preferred stock, par value $0.01 per share, 2,300,000 of which are designated as shares of 9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. Maryland law provides that none of our stockholders is personally liable to our creditors for any of our obligations solely as a result of that stockholder’s status as a stockholder.

Common Stock

As of December 31, 2025, 7,848,703 shares of our common stock were issued and 7,571,699 shares of our common stock were outstanding. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “RPT”.

Voting Rights

Subject to the provisions of our charter regarding restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of our common stock possess the exclusive voting power. Our directors are elected by plurality. There is no cumulative voting in the election of directors or otherwise, which means that the holders of a majority of the outstanding shares of common stock, voting as a single class, can elect all of the directors then standing for election.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, transfer all or substantially all of its assets or engage in a share exchange unless advised by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval by a majority of all the votes entitled to be cast on the matter for the matters described in this paragraph, except that the charter requirement for a two-thirds vote to remove directors may be amended only with approval of two-thirds of the votes entitled to be cast.

Dividends, Liquidation and Other Rights

All shares of common stock issued and outstanding are validly issued, fully paid and nonassessable. Holders of our shares of common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Holders of our shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of capital stock contained in our charter and to the ability of the board of directors to create shares of common stock with differing voting rights, all shares of common stock have equal dividend, liquidation and other rights.

Exhibit 4.4

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of our stock (including preferred stock), to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. Further, our charter permits our board of directors, without stockholder action, to amend our charter to increase or decrease the aggregate number of shares of our stock with the number of shares of any class or series of stock that we have authority to issue.

Preferred Stock

Our charter authorizes our board of directors to reclassify any unissued shares of common stock into preferred stock, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by our board of directors. Prior to issuance of shares of each class or series of preferred stock, our board is required by Maryland law and our charter to fix the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Description of Our Series C Preferred Stock

On March 3, 2025, we filed articles supplementary (the “Series C Articles Supplementary”) with the State Department of Assessments and Taxation of Maryland to designate 2,300,000 shares of our authorized preferred stock, par value $0.01 per share, as shares of “9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock” with the powers, designations, preferences and other rights as set forth therein. The Series C Articles Supplementary became effective upon filing on March 3, 2025 and are included as an exhibit to our Form 10-K for the year ended December 31, 2025.

On March 3, 2025, we issued 2,084,232 shares of our Series C Preferred Stock. As of December 31, 2025, 2,084,232 shares of our Series C Preferred Stock were issued and outstanding. The Series C Preferred Stock is listed on the NYSE under the trading symbol “RPT.PRC”

Ranking

The Series C Preferred Stock ranks, with respect to distribution rights and rights upon our liquidation, dissolution or winding up: (i) senior to all classes or series of our common stock and to any other class or series of our capital stock expressly designated as ranking junior to the Series C Preferred Stock; (ii) on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series C Preferred Stock, none of which exists on the date hereof; and (iii) junior to any other class or series of our capital stock expressly designated as ranking senior to the Series C Preferred Stock, none of which exists on the date hereof. The term “capital stock” does not include convertible or exchangeable debt securities, which, prior to conversion or exchange, will rank senior in right of payment to the Series C Preferred Stock. The Series C Preferred Stock also ranks junior in right of payment to our other existing and future debt obligations.

Dividends

Holders of shares of the Series C Preferred Stock are entitled to receive quarterly cash dividends on the Series C Preferred Stock when, as and if authorized and declared by our Board (i) from, and including, the date of original issue to, but excluding, May 15, 2030 (the “fixed rate period”), at a fixed rate of 9.875% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.46875 per share), and (ii) thereafter (the “floating rate period”) at a floating rate per annum equal to the Benchmark rate, which is expected to be the Three-Month Term SOFR plus a spread of 5.56% per annum of the $25.00 liquidation preference per share; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate will be deemed to be zero.

Dividends are payable quarterly in arrears on or about the 15th day of February, May, August and November of each year, and accrue whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized or declared.

Liquidation Preference

Exhibit 4.4
If we liquidate, dissolve or wind up, holders of shares of the Series C Preferred Stock will have the right to receive $25.00 per share of the Series C Preferred Stock, plus an amount per share equal to any accrued and unpaid dividends (whether or not authorized or declared) up to, but excluding, the date of payment, before any distribution or payment is made to holders of our common stock and any other class or series of capital stock ranking junior to the Series C Preferred Stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up. We may only authorize or issue equity securities ranking senior to the Series C Preferred Stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up if we obtain the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock together with each other class or series of preferred stock ranking on parity with the Series C Preferred Stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up. The rights of holders of shares of the Series C Preferred Stock to receive their liquidation preference is subject to the proportionate rights of any other class or series of our capital stock ranking on parity with the Series C Preferred Stock (including any future series or classes that our Board may authorize without approval of the holders of Series C Preferred Stock) as to liquidation, and junior to the rights of any class or series of our capital stock expressly designated as ranking senior to the Series C Preferred Stock.

Redemption

We may not redeem the Series C Preferred Stock prior to May 15, 2030, except in limited circumstances to preserve our status as a REIT and pursuant to the special optional redemption provision described below. On and after May 15, 2030 the Series C Preferred Stock will be redeemable at our option, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not authorized or declared) up to, but excluding, the date of redemption. Any partial redemption will be on a pro rata basis.

Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series C Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends up to, but excluding, the date of redemption. If, prior to the Change of Control Conversion Date, we exercise any of our redemption rights relating to the Series C Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of Series C Preferred Stock will not have the conversion right described below with respect to the shares called for redemption.

A “Change of Control” is when, after the original issuance of the Series C Preferred Stock, the following have occurred and are continuing:

•the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of our company entitling that person to exercise more than 50% of the total voting power of all stock of our company entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities listed on NYSE or Nasdaq or listed or quoted on a successor exchange or quotation system.

Maturity

The Series C Preferred Stock has no stated maturity date and is not subject to mandatory redemption or any sinking fund. We are not required to set aside funds to redeem the Series C Preferred Stock. Accordingly, the Series C Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase the shares of Series C Preferred Stock at our option or, under limited circumstances where the holders of the Series C Preferred Stock have a conversion right, such holders decide to convert the Series C Preferred Stock into our common stock.

Voting Rights

Holders of shares of the Series C Preferred Stock generally have no voting rights. However, if we are in arrears on dividends on the Series C Preferred Stock for six or more quarterly periods, whether or not consecutive, holders of shares of the Series C Preferred Stock (voting separately as a class together with the holders of all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) are entitled to vote at a special meeting called upon the written request of the holders of at least 33% of such stock or at our next annual meeting and each subsequent annual meeting

Exhibit 4.4
of stockholders for the election of two additional directors to serve on our Board until all unpaid dividends with respect to the Series C Preferred Stock and any other class or series of parity preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Series C Preferred Stock, together with the holders of all other shares of any class or series of preferred stock ranking on parity with the Series C Preferred Stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up (voting together as a single class), is required for us to authorize or issue any class or series of stock ranking senior to the Series C Preferred Stock or to amend any provision of our charter so as to materially and adversely affect the rights, preferences, privileges or voting powers of the Series C Preferred Stock. If the proposed charter amendments would materially and adversely affect the rights, preferences, privileges or voting powers of the Series C Preferred Stock disproportionately relative to other classes or series of preferred stock ranking on parity with the Series C Preferred Stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Series C Preferred Stock, voting separately as a class, will also be required.

Conversion

Upon the occurrence of a Change of Control, each holder of Series C Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series C Preferred Stock) to convert some or all of the Series C Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per share of Series C Preferred Stock to be converted equal to the lesser of:

•the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference plus (y) the amount of any accrued and unpaid dividends up to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series C Preferred Stock dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price; and

•15.72327 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration.

If, prior to the Change of Control Conversion Date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series C Preferred Stock will not have any right to convert the shares of the Series C Preferred Stock selected for redemption in connection with the Change of Control Conversion Right and any shares of Series C Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, and except in the event we are not the surviving entity in a merger, consolidation, transfer of all or substantially all of our assets or otherwise, and shares of Series C Preferred Stock are not otherwise converted or redeemed, but are instead exchanged or converted in connection with such event for shares of the surviving entity, the Series C Preferred Stock is not convertible into or exchangeable for any other securities or property.

Restrictions on Ownership and Transfer

Our charter contains restrictions on the number of shares of our capital stock that a person may own. No person may beneficially or constructively own in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of all classes or series of our capital stock, unless such person receives an exemption from our Board. Subject to certain limitations, our Board, in its sole discretion, may exempt (prospectively or retroactively) a person from, or modify, these limits, if it obtains such representations, covenants and undertakings as it deems appropriate to conclude that granting the exemption will not cause us to lose our status as a REIT.

Our charter further provides that no person may, among other things:

•beneficially own shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year);

•transfer shares of our capital stock if such transfer would result in our capital stock being beneficially owned by less than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

Exhibit 4.4

•beneficially or constructively own shares of our capital stock if such ownership would cause us to constructively own 10% or more of the ownership interests in a tenant of our company (other than a taxable REIT subsidiary (as defined in Section 856(l) of the Code)); and

•acquire or hold any other beneficial or constructive ownership of our capital stock that would otherwise cause us to fail to qualify as a REIT.

If any purported transfer of our stock would result in any person violating the restrictions on ownership and transfer of our stock set forth in our charter, then our charter provides that the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or might otherwise be in the best interest of our stockholders.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The business combination provision and control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), the provisions of our charter on the removal of directors and the restrictions on the transfer of shares of our stock, and the advance notice provisions of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for holders of the shares of common stock or might otherwise be in their best interest.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest.